UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 245th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME and PLACE: February 25, 2014, at 10:30 a.m. (6:30 a.m. in São Paulo), exceptionally held at Torre Telefónica, Diagonal 00, Pl. Ernest Lluch, 5 – pl. 22 – Board Room, 08019, Barcelona, Spain.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: All members of the Board of Directors of Telefônica Brasil S.A., undersigned, therefore having a quorum as per the bylaws. Furthermore, the members of the Company’s Fiscal Council and independent auditors participated in the meeting by videoconference from São Paulo, Capital.

4. AGENDA AND RESOLUTIONS:

4.1 – To approve the Financial Statements, accompanied by the Independent Auditors Opinion and the Management’s Annual Report, as well as the Proposal for Allocation of Income relative to the fiscal year ended December 31, 2013.

The Members of the Board of Directors, after examining and discussing the matters on the agenda, unanimously and without reservation approved the Management Accounts, including the Management Report, the Financial Statements and Notes, together with the Opinion of the Independent Auditors, as well as the proposal for allocation of income for the 2013 fiscal year, to be forwarded to the General Shareholder’s Meeting.

4.2 – Approve the Call Notice for the General and Special Shareholders’ Meetings.

The Members of the Board of Directors, after examining and discussing the matters on the agenda, unanimously and without reservation approved the terms of the Call Notice for the General and Special Shareholders’ Meetings and the Chairman of the Board is hereby authorized to adopt all necessary measures for the call to and realization of the meeting, as per legal and statutory provisions.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62   -   NIRE 35.3.0015881-4

MINUTES OF THE 245th MEETING OF THE BOARD OF DIRECTORS OF

  TELEFÔNICA BRASIL S.A.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. Barcelona, February 25, 2014. (signatures) Board of Directors: Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-Chairman of the Board of Directors; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira and Roberto Oliveira de Lima. Fiscal Council: Flávio Stamm; Cremênio Medola Netto and Charles Edwards Allen. Directa Auditores Independent Auditors: Clóvis Madeira and Maurício Domênico. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 245th Meeting of the Board of Directors of Telefônica Brasil S.A., held on February 25, 2014, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 13, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director